EXHIBIT 99.1

EXPENSES

Expenses, other than underwriting commissions, payable by JICA in connection with the issuance and sale of the bonds are estimated as follows:

Securities and Exchange Commission registration fee	$14,488
Fiscal Agent’s fee, including printing and engraving the Securities	195,000
Printing expenses	24,400
Legal fees and expenses	100,000
Miscellaneous, including reimbursement in lieu of underwriters’ expenses	218,325

$552,213

Exh. 99.1-1